OffGridBox, Inc.
Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	8,025.09
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R) - USD	34,522.20
1110 Accounts Receivable (A/R) - EUR	-68.35
1210.1 Loan to Others:Loan to OGB Rwanda	25,869.85
1210.2 Loan to Others:Loan to DAVIDE BONSIGNORE EUR	-5,448.21
2000 Accounts Payable (A/P) - USD	66.70
2010 Accounts Payable (A/P) - EUR	17,275.58
1030 Brex Card Account	0.00
2200.1 Salaries Payable:Bas Berends	-0.01
2300.1 Short Term Loan:Short Term Loan Jodie Wu	3,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**75,217.76**
Net cash provided by operating activities	**$83,242.85**
FINANCING ACTIVITIES	
2500 Convertible Note	-15,943.83
2500.1 Accrued Interest - Convertible Notes	47,750.00
2600 STICHTING DOEN	-101,235.70
2600.1 Accrued Interest DOEN Loan	0.00
2700 Revenue Sharing Agreement	-45,000.00
Net cash provided by financing activities	**$ -114,429.53**
NET CASH INCREASE FOR PERIOD	**$ -31,186.68**
Cash at beginning of period	36,313.74
CASH AT END OF PERIOD	**$5,127.06**